Joshua A. Kaufman

+1 212 479 6495

Josh.kaufman@cooley.com

March 8, 2017

By EDGAR and Hand Delivery

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention:    Ms. Suzanne Hayes

   Mr. Joseph McCann

   Mr. Joshua Samples

   Mr. Mark Brunhofer

   Mr. James Rosenberg

Re:	UroGen Pharma Ltd.
Amendment No. 6 to Draft Registration Statement on Form F-1
Submitted December 28, 2016
CIK No. 0001668243

Ladies and Gentlemen:

On behalf of UroGen Pharma Ltd. (“UroGen” or the “Company”), we are responding to the comment (the “Comment”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated January 11, 2017 (the “Comment Letter”), relating to the above referenced Amendment No. 6 to the Confidential Draft Registration Statement on Form F-1 (the “Draft Registration Statement”).

In response to the Comment set forth in the Comment Letter, the Company has revised the Draft Registration Statement and is confidentially submitting via EDGAR a revised draft (the “Amended DRS”) with this response letter. For the Staff’s reference, we are also delivering three copies of the Amended DRS marked to show all changes from the Draft Registration Statement.

For ease of reference, set forth below is the Company’s response to the Comment. We have incorporated the Comment into the response letter for convenience. The page reference in the text of this response letter corresponds to the applicable page number of the Amended DRS. Capitalized terms used in this letter, but not otherwise defined herein, shall have the meanings set forth in the Amended DRS.

License Agreement with Allergan, page 95

1.	We note your response to prior comment 2; however, material information must be disclosed even if that information could be considered commercially sensitive. We further note that disclosure concerning the contingent nature of the milestone payments should mitigate any potential concern that investors could place undue value on the arrangements. Accordingly, please revise to disclose each “material milestone payment” referenced on page 96 as well as the aggregate milestone consideration you can earn for each of the development, regulatory and commercial milestone categories and the nature of the underlying triggering events for each such category.

Cooley LLP    1114 Avenue of the Americas    New York, NY    10036

t: (212) 479-6000  f: (212) 479-6275  cooley.com

United States Securities and Exchange Commission

March 8, 2017

Page Two

In response to the Staff’s Comment, the Company has revised the Amended DRS to disclose each “material milestone payment” referenced on page 93 of the Draft Registration Statement as well as the aggregate milestone consideration the Company can earn for each of the development, regulatory and commercial milestone categories and the nature of the underlying triggering events for each such payment.

*        *        *

The Company respectfully requests the Staff’s assistance in completing the review of this response letter. Please contact me at (212) 479-6495 with any questions regarding the Company’s responses to the Staff’s comments or if you require further information. Thank you in advance for your attention to the above.

Sincerely,

/s/ Joshua A. Kaufman

Joshua A. Kaufman

COOLEY LLP

Cc:	Ron Bentsur, UroGen Pharma Ltd.
Divakar Gupta, Cooley LLP
Daniel I. Goldberg, Cooley LLP